Exhibit 4.6

ENGLISH SUMMARY OF THE AMENDMENT TO THE LEASE AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

YEHEZKEL YAAKOBI LTD. (THE "LESSOR")

AND

ELBIT VISION SYSTEMS LTD. ("EVS" OR THE "LESSEE")

Dated June 2, 2010
(the “Amendment”)

Description:
Amendment to a lease agreement that was signed November 15, 2006 (the "Lease Agreement") according to which the term of the lease ends December 14, 2012 (the "Original Lease Term"). EVS is unable to repay its debts to the Lessor and therefore desires to terminate the lease agreement before the end of the Original Lease Term.

Early Termination
The early termination of the Lease Agreement shall occur on June 28, 2010 for the EVS property (as it is defined in the Amendment) and June 15, 2010 for the ScanMaster property (as it is defined in the Amendment). The EVS and ScanMaster properties shall be referred to as the "Rented Property".

Compensation
Lessor shall receive NIS 1,401,883 as agreed compensation for its consent to the early termination (which includes Lessor's expenses to return the Rented Property to its previous state), and in settlement of rent and other payments for the Rented Property, according to the following breakdown: NIS 668,127 which were paid to Lessor on May 2, 2010 by Bank Leumi (the "Bank Guarantee") and NIS 782,441 which will be paid by cheque at the signing of this Amendment.

The abovementioned compensation shall constitute full coverage for Lessor's expenses and damages regarding the Rented Property and Lessor will have no further additional claims against EVS or ScanMaster.

Outstanding Payments to Suppliers and Outstanding Utility Costs
EVS undertakes to pay certain amounts within 7 days of this Amendment, as outstanding payments to suppliers and/or providers who performed various services in the Rented Property during the term of the lease (as detailed in Exhibit B to this Amendment).

Additionally, for the EVS property, EVS shall pay Lessor NIS 19,400 + VAT, which includes all utility payments until June 28, 2010. For the ScanMaster property, EVS shall pay Lessor for all utility payments until June 15, 2010.

Evacuation of the Rented Property
EVS was notified that the ScanMaster property was rented to a third party as of June 16, 2010 and the EVS property was rented to a third party as of July 1, 2010. EVS undertakes to evacuate the Rented Property before these abovementioned dates, and to return the Rented Property AS IS, including not to dismantle any system or infrastructure in the Rented Property (other than servers) and not to remove the furniture in the meeting rooms and the cafeteria.

Guarantees
As a guarantee to Lessor of the obligations regarding the state of the Rented Property at the time of evacuation, ScanMaster shall provide Lessor a bond in the amount of NIS 235,000 and EVS shall provide Lessor a bond in the amount of NIS 60,000. These guarantees shall be returned to EVS within 15 days of the time of evacuation, subject to EVS' fulfillment of the obligations regarding the state of the Rented Property as set forth in this Amendment.